EXHIBIT 11


                        ADVANCED PRODUCTS PRODUCTS, INC.
                        COMPUTATION OF EARNINGS PER SHARE
                            PRIMARY AND FULLY DILUTED
                               Three Months Ended
                               September 30, 1999

      Net income                                                (72,522)

      Shares used in computation:

      Weighted average number of common
        shares outstanding                                    3,184,062

      Common stock equivalents from assumed
        issuances using the treasury stock method

      Stock options and warrants                                    N/A

      Primary and fully diluted shares                        3,184,062

      Primary and fully diluted earnings per share            $   (0.02)